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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )1

                     INDEPENDENT COMMUNITY BANKSHARES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5.00 PER SHARE
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                         (Title of Class of Securities)

                                    45384Q103
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                                 (CUSIP Number)

            ALICE P. FRAZIER, INDEPENDENT COMMUNITY BANKSHARES, INC.,
      111 WEST WASHINGTON STREET, MIDDLEBURG, VIRGINIA 20117 (540) 687-6377
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 30, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)



______________________
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

------------------------                               -------------------------
  CUSIP No. 45384Q103            SCHEDULE 13D             Page 2 of 6 Pages
------------------------                               -------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Millicent W. West
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)      |_|
                                                                    (b)      |_|
        Not Applicable
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    |_|

        Not Applicable
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
----------------------- ------- ------------------------------------------------
      NUMBER OF         7       SOLE VOTING POWER

        SHARES                  250,504
                        ------- ------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY
                                -0-
                        ------- ------------------------------------------------
    OWNED BY EACH       9       SOLE DISPOSITIVE POWER

      REPORTING                 250,504
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                -0-
----------------------- ------- ------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        250,504
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
        Not Applicable
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.8%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                                MILLICENT W. WEST


Item 1.      Security and Issuer

             This Schedule 13D relates to the common stock, par value $5.00 per share ("Common Stock"), of Independent Community Bankshares, Inc., 111 West Washington Street, Middleburg, Virginia 20117 (the "Issuer").


Item 2.      Identity and Background

             (A)     Millicent W. West

             (B)     P.O. Box 236, Upperville, Virginia.

             (C) Ms. West is a horticulturist and is also a director of the Issuer.

             (D) During the past five years, Ms. West has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

             (E) During the past five years, Ms. West has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (F)     Ms. West is a citizen of the U.S.A.


Item 3.      Source and Amount of Funds and Other Consideration

             The source and amount of funds or other consideration used by Millicent W. West in acquiring beneficial ownership of shares of Common Stock are as follows:

             In June 1975, Ms. West inherited 1,724 shares of Common Stock from the estate of Donald McKenzie, her husband and a former president of The Middleburg Bank, a wholly-owned subsidiary and the predecessor to the Issuer. Since June 1975, there have been one eight-for-one stock split and four two-for-one stock splits of the Common Stock. Accordingly, with respect to these inherited shares of Common Stock, Ms. West now owns 220,672 shares.



                               Page 3 of 5 Pages

             From 1978 to 1984, Ms. West estimates that she purchased 1,736 shares of Common Stock in privately negotiated transactions for an aggregate cost of $77,981.00. Due to subsequent stock splits and additional purchases and sales, including both those transactions for which Ms. West could not locate records and those transactions that are described in Item 5(c) below, Ms. West estimates that, with respect to these purchased shares of Common Stock, Ms. West now owns 29,832 shares.


Item 4.      Purpose of Transaction

             Millicent  W.  West  has  acquired   shares  of  Common  Stock  for
             investment purposes.

             There are no plans or proposals which Ms. West may have that relate to or would result in:

             (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

             (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

             (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (E) Any material change in the present capitalization or dividend policy of the Issuer;

             (F) Any other material change in the Issuer's business or corporate structure;

             (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

             (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



                               Page 4 of 6 Pages

             (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

             (J)     Any action similar to any of those enumerated above.


Item 5.      Interest in Securities of the Issuer

             (A)     The  aggregate   number  and  percentage  of  Common  Stock
                     beneficially owned by Millicent W. West are 250,504 Shares and 13.8%, respectively.

             (B) Ms. West has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to Item 5(a).

             (C) The following table discloses the transactions in Common Stock during the past 60 days by Ms. West:

                                                 Type of                   Number         Price
                           Date                Transaction               of Shares      Per Share
                           ----                -----------               ---------      ---------
                         4/20/98      Sale to officers and                 1,000         $28.00
                                        directors of the Issuer
                         4/27/98      Sale directly to market maker        6,000         $28.25
                         4/27/98      Sale directly to market maker        5,000         $28.00

             (D)     Not applicable.

             (E)     Not applicable.


Item 6.      Contracts,  Arrangements,   Understandings  or  Relationships  with
             Respect to Securities of the Issuer

             Millicent W. West is a director of the Issuer.


Item 7.      Material to be Filed as Exhibits

             None




                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.





Date:  May 11, 1998                         /s/ Millicent W. West
                                            -------------------------------
                                            Millicent W. West




Attention:   Intentional  misstatements or omissions of fact constitute  Federal criminal violations (see 18 U.S.C. 1001).